SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No  ☒

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Office: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 28,277,855.31

Registered in the Lisbon Commercial Registry
and Corporate Number 503 215 058

Appointment of new Head of Investor Relations

Lisbon, Portugal, 30 April 2008 – Portugal Telecom announced today the appointment of Nuno Vieira as PT’s new Investor Relations Director, following the appointment of Nuno Prego as the Chief of Staff to the CEO, Zeinal Bava.

Before joining PT, Nuno Vieira was equity analyst at Millennium Investment Banking and started his career in the telecoms industry. Nuno Vieira holds an engineering degree in telecommunications awarded by Instituto Superior Técnico, a MBA degree with specialisation in Finance awarded by Universidade Católica Portuguesa and is a CFA charterholder.

During his four years as Investor Relations Director of PT, Nuno Prego was twice considered best investor relations officer in the sector in Europe by Institutional Investor and was considered last year as best investor relations officer in Continental Europe by IR Magazine.

This announcement is pursuant to the terms of paragraph h) of article 3 of the Portuguese Securities Commission Regulation no. 4/2004.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Luís Pacheco de Melo, Chief Financial Officer luis.p.melo@telecom.pt Portugal Telecom Tel.: +351 21 500 1701 Fax: +351 21 500 0800

PT is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego

Nuno Prego
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.